Exhibit 99.1

Canadian Solar Announces Leadership Change at Recurrent Energy

KITCHENER, ON, July 6, 2026 - Canadian Solar Inc. (the "Company" or "Canadian Solar") (NASDAQ: CSIQ) today announced that Mr. Ismael Guerrero is stepping down from his position as Chief Executive Officer of Recurrent Energy, the Company’s global project development subsidiary. Mr. Dylan Marx has been appointed to assume leadership of the subsidiary, effective immediately.

To ensure a seamless transition, Mr. Guerrero will serve in a non-executive advisory capacity through December 31, 2026. Concurrently, Mr. Marx will step down from his role as Chief Operating Officer of Canadian Solar to focus on executing his new responsibilities at Recurrent Energy.

Colin Parkin, Chief Executive Officer of Canadian Solar, commented, “With more than 15 years of experience in global project development, Canadian Solar remains fully committed to supporting Recurrent Energy and working with our partners and stakeholders to generate long-term value.

Dylan’s deep knowledge of Recurrent Energy’s business, global perspective, and proven track record in operational oversight make him the right leader to guide Recurrent into its next phase. We thank Ismael for his service to the company and congratulate Dylan on his new appointment.”

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 25 years, Canadian Solar has successfully delivered nearly 177 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar had shipped over 20 GWh of battery energy storage solutions to global markets as of March 31, 2026, and had a $3.5 billion contracted backlog as of May 8, 2026. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12.2 GWp of solar power projects and 6.4 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 24 GWp of solar and 81 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company's expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may", "will", "expect", "anticipate", "future", "ongoing", "continue", "intend", "plan", "potential", "prospect", "guidance", "believe", "estimate", "is/are likely to" or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 10, 2026. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

CANADIAN SOLAR INC. INVESTOR RELATIONS CONTACT
Wina Huang
Investor Relations

Canadian Solar Inc.
investor@canadiansolar.com